June 18, 2008

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0102

Re:	Hong Kong Highpower Technology, Inc.
Registration Statement on Form S-1
File No. 333-147355

VIA FACSIMILE

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, UW, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Washington D.C. time, on June 18, 2008, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: June 4, 2008
(ii)	Dates of distribution: June 4, 2008 - June 18, 2008
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 21
(iv)	Number of prospectuses distributed to underwriters, dealers and other potential participants in the above-referenced issue: approximately 3,202

In addition to the foregoing, the undersigned (x) distributed on June 4, 2008 an electronic copy of the preliminary prospectus to each underwriter and dealer participating in the above-referenced issue; and (y) instructed each such dealer to distribute such preliminary prospectus to each of its customers who may participate in the above-referenced issue.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

/s/ Richard Rappaport
Richard Rappaport
CEO

1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067 • Ph (310) 843-9300 • Fax (310) 843-9304